Exhibit 6.2

MANAGEMENT SERVICES AGREEMENT

This Management Services Agreement (“Agreement”) is made as of February 1, 2021 (“Effective Date”), by and among Magnolia Extracts, LLC dba Nug Ave-Lynwood, a California limited liability company (“Owner”) and Nug Avenue, Inc., a California corporation (“Contractor”). Each of Owner and Contractor shall be referred to herein as a “Party” and together as the “Parties”.

WHEREAS, Owner owns a regulatory permit issued by the City of Lynwood (“City”) authorizing commercial retailer non-storefront operations (“City License”) at 11118 Wright Road, Lynwood, CA 90262 (“Facility”);

WHEREAS, the Parties wish that Contractor undertake to manage the existing non- storefront retail business that Owner currently operates at the Premises in connection with the City License (“Business”), as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements herein contained, and intending to be legally bound, the Parties agree as follows:

1.	Definitions.

“Applicable Laws”, shall mean any and all published statutes, laws, regulations, and rules determined by the State of California and any counties or local jurisdictions in which the Parties may operate, including specifically but not limited to the Medicinal and Adult Use Cannabis Regulation and Safety Act (“MAUCRSA”). For purposes of this Agreement, the definitions in this paragraph shall include any and all federally-mandated laws, rules, and regulations applicable to operating any other legal business within the United States of America; provided, however, that federal laws and regulations related to cannabis are excluded from the definitions.

“Contractor’s Fee” means the amount paid to Contractor for providing the Services under this Agreement as calculated pursuant to Section 3.2 of this Agreement.

“Drivers” means persons that are employed as drivers for the purpose of delivering Products to retail customers of the Business.

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“Expenses” shall mean and include all payments for costs arising from or related to the Operations, including, but not limited to, build-out and construction costs; maintenance and repairs; supplies; equipment; purchase of Products and other inventory; packaging; all costs and overhead related to Facility Workers, labor, and personnel; purchase and maintenance of delivery vehicles; distribution and transportation costs; short-term services or labor (i.e. plumbers, electricians, and related); repayment of loans; utilities; telephone, internet, and communications; mail, messenger services and couriers; security costs; insurance; licenses fees; taxes; and other expenses mutually agreed upon in writing by the Parties.

“Facility Workers” means all persons that are hired to provide services related to the Operations, excluding Drivers.

“Gross Revenue” shall mean the actual gross revenues realized from Operations during the Term period before any deductions or expenses are subtracted.

“Operations” shall mean all business operations, sales, and other commercial cannabis activities related to the Business during the Term. For the avoidance of doubt Operations shall exclude (i) any and all operations related to the Additional Licenses, whether such operations occur during or after the Term; and (ii) any and all operations related to the Business outside of the Term.

“Premises” shall mean the portion of the Facility dedicated to Operations of the delivery business.

“Products” shall mean any and all cannabis products and cannabis accessories that are delivered, distributed, and/or sold during the Term in connection with Operations.

“Owner’s Fee” means the amount paid to Owner from Gross Revenue as set forth in Section 3.1.

“Services” shall mean all of the activities described in Section 2.1 of this Agreement.

“Taxes” shall mean federal, state, and local taxes, related to the Business and accruing during the Term, including, but not limited to, income taxes, sales and excise taxes, and gross receipts business taxes in connection with Operations accruing during the Term.

“Term” shall mean the term of this Agreement, as described in Section 5.1 of this Agreement.

2.	Duties of Contractor.

2.1. Description of Services. Contractor shall be responsible for providing to Owner, at the sole expense of Contractor, the following services related to the Operations:

2.1.1. Staff Management. Subject to Section 2.1.2, Contractor shall provide staffing services for the Operations. The staffing services shall include interviewing, hiring, employing, terminating, and providing for the daily management of all Facility Workers, and management, supervision, and training of Drivers. Contractor shall ensure that all Facility Workers and Drivers shall comply with all Applicable Laws during the course of their employment.

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2.1.2. Employer of Record. Drivers will be employees of Owner. Except for Drivers, all Facility Workers will be employees of Contractor.

2.1.3. Wages and Labor. Contractor shall be responsible for: (i) all payments related to the Facility Workers including but not limited to employee wages, payroll taxes, workers’ compensation, social security, and unemployment insurance; (ii) reimbursing Owner for any of the foregoing expenses that Owner incurs in connection with the Drivers; (iii) full compliance with all applicable laws and regulations affecting the employment relationship with the Facility Workers, and in connection with the supervision of Drivers, including non- discrimination, disabilities, legal immigration status, hours of labor, right-to-work and union shop laws, wages and hours, safety, OSHA and working conditions, and other employer- employee laws and regulations; (iv) filing all required reports and forms relating thereto; and (v) keeping all appropriate documentation, books and records pertaining thereto.

2.1.4. Operations. Contractor shall be responsible for management of all Operations at the Premises, including, but not limited to: (i) management of Facility Workers, and supervision of Drivers; (ii) management of logistics related to delivery of Products; (iii) sourcing and procurement of Products used as inventory for Operations; (iv) oversight, maintenance and support of IT systems, including seed to sale tracking system, point of sale systems, secure cash storage solutions, and confidential customer records; (v) maintenance of Owner’s licenses and permits as necessary for conducting Operations; and (vi) maintenance of the Premises. Contractor shall have authority and discretion to make regular, operational business decisions related to Operations for the purpose of fulfilling its obligations under this Agreement. Contractor shall keep the Premises and the utility installations in good order, condition and repair.

2.1.5. Deliveries. With respect to Drivers and deliveries of Products to retail customers, Contractor shall be responsible for the following: (i) establishing routes and managing daily delivery tasks, including monitoring Drivers, handing out delivery devices, inspecting delivery vehicles and related equipment, overseeing vehicle loading and unloading, and maintaining inventory control for Products placed onto delivery vehicles; (ii) tracking Drivers as they make deliveries and managing any issues that arise, including general questions from Drivers, responding to vehicle mechanical problems, and maintaining all deliveries on-schedule, and (iii) developing and deploying cannabis delivery best practices and standard operating procedures that comply with Applicable Laws.

2.1.6. Operational Costs. Contractor shall be solely responsible for all costs and expenses associated with Operations and Products, including, but not limited to, the following:(i) build-out and maintenance of the Premises; (ii) the sourcing and purchasing of the Products; (iii) maintaining all equipment and delivery vehicles in good working order; (iv) all sales, marketing, advertising, distribution and transportation costs; and (v) any other costs or fees incurred relating to Contractor’s duties listed herein this Agreement or as mutually agreed upon by the Parties.

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2.1.7. Money Management; Tax Collection; Reporting.

(a) Owner shall establish a segregated bank account in the name of Nug Avenue for transacting all activities related to Operations (“Operating Account”). All Gross Revenue shall be deposited into the Operating Account, provided that cash received shall be deposited into a segregated vault (“Cash Account”). The President and Chief Financial Officer of Contractor will be listed as authorized signers on the Operating Account. The President of Owner will also be listed as an authorized signer on the account. In addition, Contractor shall at all times have full access to the Cash Account.

(b) All Taxes related to the sales of the Products shall be deducted from Gross Revenue each month and shall be recorded by Contractor as a distinct account in the general ledger maintained by Contractor related to Operations (“Tax Account”). Within ten (10) days after the end of each month, Contractor shall provide Owner a report setting forth the following information (“Tax Report”): (i) the reporting period reflected in the report; (ii) total Taxes collected during the reporting period; (iii) the agencies to whom the Taxes should be provided; (iv) the amount that should be provided to each agency, and (v) the due date for submitting the Taxes to each agency. The Tax Report shall contain representations stating that the information contained in the Tax Report is true, accurate, and complete, and accurately reflects all Tax obligations arising from or related to Operations during the reporting period. The Tax Report shall be certified by the President of Contractor. The Tax Report shall be delivered to Owner together will copies of all reports, documents, and other information provided to Tax agencies during the reporting period. All taxes due at the end of the month must be paid to the owner within 10 days after the end of each month.

(c) Owner will be responsible for transmitting the Taxes to the appropriate agency in accordance with the Tax Report and as otherwise required by law.

(d) Contractor shall maintain accurate and complete records of all financial and accounting information which is relevant to the calculation of Gross Revenue, Expenses, Contractor’s Fee, Owner’s Fees, Taxes, and Tax Report, also for reconciliation of the Operating Account and Cash Account.

(e) Contractor shall be responsible for providing to Owner on amonthly basis (“Monthly Statement”), quarterly basis (“Quarterly Statement”), and on an annual basis (“Annual Statement”), a full accounting of all financial and accounting information which is relevant to the calculation of Gross Revenue, Expenses, Contractor’s Fee, Owner’s Fee, Taxes, and Tax Report, and also for reconciliation of the Operating Account and Cash Account, in accordance with Generally Accepted Accounting Principles (“GAAP”). The Monthly Statement shall be provided on or before the date fifteen (15) days following each calendar month during the Term of this Agreement. The Quarterly Statement shall be provided on or before the date forty-five (45) days following each calendar quarter during the Term of this Agreement. The Annual Statement shall be provided on or before the date ninety (90) days following each calendar year during the Term of this Agreement.

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2.1.8. Consulting Services. Contractor shall be responsible for the following consulting services: all marketing and advertising of the Products and payment of all associated costs; training of all Facility Workers and Drivers that will engage in the Operations of the Products; delivery, distribution and transportation logistics; customer support; furnish sales information and reports; return processing and reporting; accounts receivable and chargeback services; data reporting; regulatory compliance support and reporting; merchandising support and execution; inventory management; back-office maintenance including bookkeeping and record maintenance; Product specifications and labeling; and other applicable consulting services necessary for the sale of the Products and/or as otherwise mutually agreed upon by the Parties.

2.2. Compliance with Laws. Contractor shall comply with Applicable Law at all times while performing the Services listed herein.

2.3. Standard Operating Procedures. NA

2.4. Lease. For each month of Operations during the Term, the lease for the Premises shall be paid by Contractor, it being agreed and understood that the lease payment shall equal $10,000 per month and shall begin February 1, 2021; provided, however, if the City provides notice objecting to the Contractor performing Operations pursuant to this Agreement, then Contractor shall not owe any lease payments unless and until the City withdraws its objection. This lease shall be deducted from the Operating Account. Parties have agreed that the first month’s rent payment shall equal $7,000.

2.4.1 Security Deposit. The Contractor shall pay to the Owner a refundable security deposit of Twenty Thousand Dollars ($20,000) payable within ten (10) days of the Effective Date which shall be held by Owner as security for the full and faithful performance by Contractor of all of the terms, covenants and conditions of this Agreement to be performed by Contractor during the Term, including without limitation, the payments required to be made by Contractor to Owner as outlined in this Agreement.

2.4.2 If contract is terminated in the first (180) days owner may deduct automatically without notice upon termination in the amount of $12,000 from the security deposit due to Owner’s initial cost in building renovation to accommodate Contractor.

2.5. Limitation of Authority. Notwithstanding anything in this Agreement to the contrary, Contractor shall not, absent consent from Owner, have any authority to (i) incur debts on behalf of the Owner or bind Owner to any contracts or other obligations except in connection with the Services or the Operations so long as the value does not exceed $20,000 as a single transaction or as a series of related transactions or (ii) enter into any contract unless such contract is terminable, without cost, on thirty (30) days’ notice.

2.6. Financial Interest Owner. N/A

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2.7. Additional Licenses. Contractor acknowledges and understands that: (i) Owner has licenses to conduct other commercial cannabis businesses at the Facility that are distinct from the retailer non-storefront license (“Additional Licenses”); (ii) nothing in this Agreement gives Contractor any right to participate in the operations or revenues related to the Additional Licenses unless express written consent is given; and (iii) the terms City License and Additional Licenses as used in this Agreement are mutually exclusive terms.

2.8. Exclusive Use of City License. N / A

3.	Compensation.

3.1. Owner’s License Fee. In addition to the lease payment, Owner shall be entitled to receive a payment each month during the Term (“Owner’s License Fee”). Contractor shall pay the Owner’s Fee to Owner not later than ten (10) days after the end of each month during the Term. Notwithstanding any other term of this Agreement, Contractor shall have no obligation to pay the Owner’s Fee in any month in which the City does not permit the Operations. This fee shall be deducted from the operating account and is calculated as follows:

3.1.1. Two percent (2%) of net sales receipts during the ninety (90) day period (the “Introductory Period”) beginning as of the commencement of operations.

3.1.2. After the Introductory Period, the Manager shall pay the owner three percent (3%) of monthly net sales receipts for all gross receipt amounts between $600,000 and $750,000, so long as such payment plus the Base Monthly fee shall not exceed forty percent (40%) of the net monthly profit.

3.1.3. After the Introductory Period, the Manager shall pay the owner three and one half percent (3.5%) of monthly net sales receipts for all gross receipt amounts above $750,000, so long as such payment plus the Base Monthly fee shall not exceed forty percent (40%) of the net monthly profit.

3.2. Contractor’s Fee. The compensation paid to Consultant under this Agreement in a given month (“Contractor’s Fee”) shall be calculated by subtracting the aggregate total of Taxes, Expenses, Owner’s Fee, and Security Reserve incurred during the month from the Gross Revenue received during the month (i.e., Contractor’s Fee = Gross Revenue – Expenses – Taxes – Owner’s License Fee – Broker Fee).

3.3 Broker’s Fee. A broker fee of 0.25% of the gross receipts shall be deducted and paid to broker starting on the fourth month.

4.	Audit Right.

Owner shall have the right, upon not less than one (1) business days’ written notice to Contractor, as to each Monthly Statement, Quarterly Statement, and Annual Statement, to audit, examine and make copies of, or extracts from, the books of account and other financial and sales records of Contractor (and Owner’s records maintained by Contractor) in order to confirm the calculation of the Gross Revenue, Contractor’s Fee, Owner’s Fee, Expenses, and Taxes, and for reconciliation of the Operating Account and Cash Account. Such right may be exercised through any independent certified public accountant designated by Owner. Contractor shall cooperate with Owner and its auditor in all reasonable respects regarding such audit. Owner shall pay all fees and expenses incurred in any examination made by Owner hereunder. If an audit reveals a discrepancy in the amounts paid and/or reported in respect of the period covered by such Quarterly Statement or Annual Statement, the Parties will reasonably cooperate to true-up the over- or under-payment within thirty (30) days of finally determining the correct amount of that should have been paid and/or reported.

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5.	Terms and Termination.

5.1. Term. This Agreement shall commence upon the Effective Date and last for 12 months and can be terminated as follows: (i) Contractor and Owner shall have the right to terminate this Agreement for any reason upon one hundred eighty (180) days’ written notice to Owner; (ii) either Party may immediately terminate this Agreement if the other Party has materially breached any representation, warranty or covenant made by such breaching Party and said breach has not been cured by the breaching party within thirty (30) days of the breaching party’s receipt of written notice of such breach by the non-breaching Party.

5.1.1. If during the contract period any term are breach by Contractor; Owner will issue a 30 days termination notice. Contractor has 30 days to cure the breach. After the 30 days cure period owner may terminate this agreement at its sole discretion. All fees, taxes, damages, and owner’s legal fees shall be due immediately. Owner may take Contractor inventory to cover all fees, taxes, damages, and owner’s legal fees if the amount exceeds the security deposit.

5.1.2. During such Cure period, Owner shall coordinate with Contractor in good faith to reach a Cure.

5.1.3. Owner shall pay for all state and local permits and license fee; and

5.1.4. Contractor shall be responsible for all insurances required by the State and City to conduct cannabis delivery business, however, procuring insurance will be done through Owner; and

5.1.5. Owner shall provide an office for Contractor’s operation of approximately 357 square feet in 11118 Wright Rd. Due to the COVID pandemic there will be only 4 people allowed at any given time in the office area (additional personal will be station in a shared dedicated area at 11122 Wright Rd); and

5.1.6. Owner shall provide a storage space for Contractor’s operation of approximately 294 square feet in 11118 Wright Rd; due to the COVID pandemic there will be only 1 people allowed at any given time in the storage area; and

5.1.7. Owner shall provide Contractor with adequate parking at the back of 11118 Wright Rd for ten (10) vehicles after business operational hours and for five (5) vehicles during non-operation hours of operation; and

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5.1.8. Owner agrees to work with Contractor to facilitate additional parking using parking vehicle lifts and to work in good faith to gain city permits for installation and operations of such lifts. Cost of the additional parking will be shared between Owner and Contractor which will be determined upon approval of parking lifts permit; and

5.1.9. In the event of such interruption in utilities or services, Contractor shall not be entitled to any abatement or reduction of the License Fee, no eviction of Contractor shall result, and Contractor shall not be relieved from the performance of any covenant or agreement in this Agreement. Contractor will be responsible for 50% of 11118 Wright Rd Utility Bill, and Owner shared expenses in maintaining security and insurances which is due at the end of each month and no later than 10 days after the due date.

5.2. Effect of Termination. The expiration or termination of this Agreement, for any reason, shall not release either Party from any obligation or liability to the other Party that: (a) has already accrued hereunder; (b) comes into effect due to the expiration or termination of this Agreement; or (c) otherwise survives the expiration or termination of this Agreement based upon the express provisions contained in this Agreement.

5.2.1. Following the termination of this Agreement, Contractor shall, within thirty (30) days of the effective date of termination, (i) make all payments required pursuant to Section 3 of this Agreement, (ii) provide a final and full accounting of all financial and accounting information which is relevant to the calculation of Gross Revenue, Expenses, Contractor’s Fee, and Taxes, and also for reconciliation of the Operating Account and Cash Account, inaccordance with GAAP, and (iii) remit all Taxes to the appropriate government agencies.

6	Representations and Warranties of Owner.

6.1 Owner is a corporation duly organized and legally existing in good standing under the laws of the State of California and has all the requisite corporate power and authorityto carry on its business as now conducted and to consummate the transactions contemplated by this Agreement.

6.2 The execution, delivery, and performance of this Agreement by Owner has been duly approved by its board of directors, and no further corporate action is necessary on the part of Owner to consummate the transactions contemplated by this Agreement, assuming due execution of this Agreement by the parties.

6.3 Owner maintains in effect insurance covering its assets and businesses and any liabilities relating to its assets and businesses in an amount believed adequate by Owner, and such insurance coverage shall be maintained by Owner. Owner shall name Contractor as an additional insured on all such insurance policies.

6.4 Owner shall at all times comply with all Applicable Law.

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6.5 Owner shall at all times ensure that Contractor has full access to the Facility in order to conduct the Business and Operations and provide the Services.

6.6 Owner possesses all licenses and other required governmental or official approvals, permits, or authorizations, if any, the failure to possess which would have a material adverse effect on the business, financial condition, or results of operations of Owner including, without limitation, all common carrier rights, certificates of public need, waste material transportation permits, trademarks, and trade names necessary to carry on its business as now being conducted, without known conflict with valid licenses, permits, trademarks, and trade names of others. All such licenses and permits are in full force and effect, and no violations are or have been recorded in respect to any such licenses or permits, and no proceeding is pending, or to the knowledge of company threatened, to revoke, suspend, or otherwise limit such licenses or permits. All licenses and permits will survive the closing of the transactions contemplated by this Agreement.

6.7 No agent, broker, finder, representative, or other person or entity acting pursuant to authority of Owner will be entitled to any commission or finder’s fee in connection with the origination, negotiation, execution, or performance of the transactions contemplated under this Agreement.

6.8 This Agreement and all other agreements of Owner contemplated under this Agreement constitute valid and binding obligations of Owner, enforceable in accordance with their respective terms. Neither the execution and delivery of this Agreement (or any agreement contemplated under this Agreement) nor the consummation of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the articles of incorporation or by-laws of Owner; (ii) conflict with or violate any decree, writ, injunction, or order of any court or administrative or other governmental body which is applicable to, binding on, or enforceable against Owner; or (iii) result in any breach of or default (or give rise to any right of termination, cancellation, or acceleration) under any mortgage, contract, agreement, indenture, will, trust, or other instrument which is either binding on or enforceable against Owner or its assets.

6.9 Owner has the full power, right, and authority to enter into and perform this Agreement without the consent of any person, entity, or governmental agency, and the consummation of the transactions contemplated by this Agreement will not result in the breach or termination of any provision of or constitute a default under any lease, indenture, mortgage, deed of trust, or other agreement or instrument or any order, decree, statute, or restriction to which Owner is a party or by which Owner is bound or to which the outstanding shares of stock of Owner or any of the properties of Owner is subject.

7	Representations and Warranties of Contractor.

7.1 Contractor is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has all the requisite corporate power and authority to carry on its business as now conducted and to consummate the transactions contemplated by this Agreement.

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7.2 The execution, delivery, and performance of this Agreement by Contractor has been duly approved by its board of directors, and no further corporate action is necessary on the part of Contractor to consummate the transactions contemplated by this Agreement, assuming due execution of this Agreement by the parties.

7.3 Contractor maintains in effect insurance covering its assets and businesses and any liabilities relating to its assets and businesses in an amount believed adequate by Contractor, and such insurance coverage shall be maintained by Contractor.

7.4 Except for licenses and permits related to conducting commercial cannabis operations, Contractor possesses all licenses and other required governmental or official approvals, permits, or authorizations, if any, the failure to possess which would have a material adverse effect on the business, financial condition, or results of operations of Contractor including, without limitation, all common carrier rights, certificates of public need, waste material transportation permits, trademarks, and trade names necessary to carry on its business as now being conducted, without known conflict with valid licenses, permits, trademarks, and trade names of others. All such licenses and permits are in full force and effect, and no violations are or have been recorded in respect to any such licenses or permits, and no proceeding is pending, or to the knowledge of Contractor threatened, to revoke, suspend, or otherwise limit such licenses or permits. All licenses and permits will survive the closing of the transactions contemplated by this Agreement.

7.5 No agent, broker, finder, representative, or other person or entity acting pursuant to the authority of Contractor will be entitled to any commission or finder’s fee in connection with the origination, negotiation, execution, or performance of the transactions contemplated under this Agreement.

7.6 This Agreement and all other agreements of Contractor contemplated under this Agreement constitute valid and binding obligations of Contractor, enforceable in accordance with their respective terms. Neither the execution and delivery of this Agreement (or any agreement contemplated under this Agreement) nor the consummation of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Contractor; (ii) conflict with or violate any decree, writ, injunction, or order of any court or administrative or other governmental body which is applicable to, binding on, or enforceable against Contractor; or (iii) result in any breach of or default (or give rise to any right of termination, cancellation, or acceleration) under any mortgage, contract, agreement, indenture, will, trust, or other instrument which is either binding on or enforceable against Contractor or its assets.

7.7 Contractor has the full power, right, and authority to enter into and perform this Agreement without the consent of any person, entity, or governmental agency, and the consummation of the transactions contemplated by this Agreement will not result in the breach or termination of any provision of or constitute a default under any lease, indenture, mortgage, deed of trust, or other agreement or instrument or any order, decree, statute, or restriction to which Contractor is a party or by which Contractor is bound or to which the outstanding shares of stock of Contractor or any of the properties of Contractor is subject.

8	Independent Contractor Relationship. This Agreement creates an independent contractor relationship. Nothing contained or done under this Agreement shall be interpreted as constituting either Party the agent of the other in any sense of the term whatsoever or in the relationship of partners or joint venturers. In addition, the Parties acknowledge that none of the Parties has, or shall be deemed to have, the authority to bind any other Party except as otherwise set forth in Section 2.5 of this Agreement.

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9	Indemnification by Owner.

9.1 Owner shall indemnify and hold Contractor harmless from and against any and all damages, loss, cost, deficiency, assessment, liability, or other expense (including reasonable attorney’s fees, costs of court, and costs of litigation, if any) suffered, incurred, or paid by Contractor as a result of: (i) the untruth, inaccuracy, breach, or violation of any representation, warranty covenant, or other obligation of Owner set forth in or made in connection with this Agreement; (ii) the assertion against Contractor of any liabilities or obligations of Owner or any claim relating to the operations of Owner’s business; provided, however, Owner shall not indemnify Contractor to the extent that claims against Contractor arise from or relate to Contractor’s failure to comply with its obligations under this Agreement; (iii) any actions or omissions with respect to the City License (or any operations or activities occurring thereunder or in connection therewith) prior to the Term; (iv) the enforcement of Contractor’s right to indemnification under this Agreement.

9.2 Contractor shall give written notice to Owner of any claim, action, suit, or proceeding relating to the indemnity provided here by Owner not later than five (5) days after Contractor has received notice of the claim, action, suit, or proceeding. Owner shall have the right, at its option, to compromise or defend, at its own expense and by its own counsel (which counsel shall be reasonably satisfactory to management services provider), any such action, suit, or proceeding. Contractor and Owner agree to cooperate in any such defense or settlement and to give each other full access to all information relevant to such defense or settlement.

9.3 The indemnification shall not extend to damages or costs caused by the willful or wrongful acts of Contractor, including, without limitation, violations of federal, state, or local laws.

10	Indemnification by Contractor.

10.1 Contractor shall indemnify and hold Owner harmless from and against any and all damages, loss, cost, deficiency, assessment, liability, or other expense (including reasonable attorney’s fees, costs of court, and costs of litigation, if any) suffered, incurred, or paid by Owner as a result of: (i) the untruth, inaccuracy, breach, or violation of any representation, warranty, covenant, or other obligation of Contractor set forth in or made in connection with this Agreement; (ii) the assertion against Owner of any liabilities or obligations of Contractor or any claim relating to the operations of Contractor’s business; provided, however, Contractor shall not indemnify Owner to the extent that claims against Owner arise from or relate to Owner’s failure to comply with its obligations under this Agreement; or (iii) the enforcement of Owner’s right to indemnification under this Agreement.

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10.2 Owner shall promptly give written notice to Contractor of any claim, action, suit, or proceeding relating to the indemnity provided in this Agreement by Contractor after Owner has received notice of any such claim, action, suit, or proceeding. Contractor shall have the right, at its option, to compromise or defend, at its own expense and by its own counsel (which counsel shall be reasonably satisfactory to company), any such action, suit, or proceeding. Contractor and Owner agree to cooperate in any such defense or settlement and to give each other full access to all information relevant to such defense or settlement.

10.3 Except as expressly provided in this Agreement, the remedies provided in Paragraph 11 of this Agreement shall be cumulative and shall not preclude assertion by Owner or the seeking of any other remedies available against Contractor at law or in equity.

10.4 The indemnification shall not extend to damages or costs caused by the willful or wrongful acts of Owner, including, without limitation, violations of federal, state, or local laws.

11	Dispute Resolution.

11.1 Meeting of the Parties. The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement, including without limitation the determination of the scope or applicability of this Agreement to arbitrate (each, a “Dispute”), promptly by negotiation between executives who have authority to settle the controversy. Any party may give the other party written notice of any Dispute not resolved in the normal course of business. Within fifteen (15) days after delivery of the written notice, the receiving party shall submit to the other a written response. The notice and response shall include with reasonable particularity (i) a statement of each party’s position and a summary of arguments supporting that position, and (ii) the name and title of the executive who will represent that party and of any other person who will accompany the executive. Within fifteen (15) days after delivery of the written notice, the executives of both parties shall meet at a mutually acceptable time and place. Unless otherwise agreed in writing by the negotiating parties, the above-described negotiation shall end at the close of the first meeting of executives described above (“First Meeting”). Such closure shall not preclude continuing or later negotiations, if desired.

11.2 Arbitration. If the parties do not agree on a written resolution of a Dispute pursuant to the procedures set forth in Section 11.1 by the end of the First Meeting, then, except as otherwise provided in this Agreement, any Dispute shall be submitted to binding arbitration in Los Angeles County, California by a single arbitrator mutually chosen by the parties in writing, who shall be a retired judge or litigator with ten (10) years or more of experience with claims similar to the Dispute (provided, that lack of experience with claims involving the cannabis industry shall not be a cause for disqualification). If the parties cannot agree on an arbitrator, JAMS shall provide a list of six (6) candidates, and each party shall take turns striking candidates (beginning with the party who received the notice of arbitration) until there is a single arbitrator. The costs of the arbitration, including any JAMS administration fee, the arbitrator’s fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration; providedthat all costs and expenses of the dispute, including arbitrator fees and reasonable attorneys’ fees and costs incurred, shall be awarded to the prevailing or most prevailing party as determined by the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law. The arbitrator shall render a written opinion not later than thirty (30) days after conclusion of the arbitration proceedings setting forth a determination of award, if any, and the basis for awarding (or not awarding) the relief sought by the parties, including findings of fact and conclusions of law. If JAMS refuses to arbitrate a Dispute, the parties shall cooperate in good faith to find an alternative arbitrator reasonably acceptable to the parties in writing. An arbitrator exceeds his or her powers by voiding or refusing to enforce any contracts or arbitration agreements between Parties based solely on the cannabis- related nature of the contract.

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11.3 Irreparable Harm. Notwithstanding anything to the contrary in Section 11.1 or Section 11.2, if either Party in its sole judgment, acting reasonably, believes that any such dispute could cause it irreparable harm, such Party (a) will be entitled to seek equitable relief in order to avoid such irreparable harm and (b) will not be required to follow the procedures set forth in this Section 11.

12	Waiver or Extension of Conditions. Owner or Contractor may extend the time for or waive the performance of any of the obligations of the other party, waive any inaccuracies in the representations or warranties by the other party, or waive compliance by the other party with any of the covenants or conditions contained in this Agreement. The extension or waiver shall be in writing and signed by the Owner and Contractor. The extension or waiver shall not act as a waiver or an extension of any other provisions of this Agreement.

13	Intellectual Property. Except as expressly set forth herein, as between the Parties, each Party is and shall remain the owner of all intellectual property that it owns or controls as of the Effective Date or that it develops or acquires thereafter.

14	Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties.

15	Successors and Assigns. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, representatives, successors, and assigns.

16	Headings. The subject headings of the sections of this Agreement are included for purposes of convenience only and shall not affect the constructions or interpretation of any of its provisions.

17	Counterparts; Electronic Signature. This Agreement may be executed in two or more counterparts or by electronic signature or facsimile, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

18	Entire Agreement; Modification. This Agreement constitutes the entire agreement and understanding between the Parties, and supersedes any prior agreements and understandings relating to the subject matter of this Agreement. This Agreement may be modified or amended only by a written instrument executed by all parties to this Agreement.

MANAGEMENT SERVICES AGREEMENT Page 13 of 14

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the Effective Date.

FOR THE OWNER:

MAGNOLIA EXTRACTS LLC, dba Nug Ave-Lynwood
a California limited liability company

By:	/s/ Tony Xu	Date:	2/4/2021
Name:	Tony Xu
Title:	Managing Partner

FOR THE MANAGER:

Nug Avenue, Inc.
a California Corporation

By:	/s/ William Chung	Date:	2/3/2021
Name:	William Chung
Title:	CEO

MANAGEMENT SERVICES AGREEMENT Page 14 of 14